UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

FUSHI COPPERWELD, INC.
(Name of Issuer)

Common Stock, $0.006 par value
(Title of Class of Securities)

36113E107
(CUSIP Number)

There is no date of event requiring this filing. The Reporting Persons are switching from a Schedule 13D Filer to a Schedule 13G Filer.
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36113E107	13G	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,797,243 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%[1]
12.	TYPE OF REPORTING PERSON PN; HC

[1]
The percentages reported in this Schedule 13G are based upon 28,068,448 shares of Common Stock outstanding as of June 10, 2008 (27,354,162 shares of Common Stock outstanding as of June 3, 2008 (according to correspondence with the Issuer), plus 714,286 shares of Common Stock which are presently issuable upon the conversion of the $5,000,000 of the Issuer's 3% Guaranteed Senior Secured Convertible Notes due 2012 held by the Reporting Persons).

CUSIP NO. 36113E107	13G	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Investment Group, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,797,243 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%[2]
12.	TYPE OF REPORTING PERSON OO; HC

[2]	See footnote 1 above.

CUSIP NO. 36113E107	13G	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Investment Group (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,797,243 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%[3]
12.	TYPE OF REPORTING PERSON CO; HC

[3]	See footnote 1 above.

CUSIP NO. 36113E107	13G	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,797,243 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%[4]
12.	TYPE OF REPORTING PERSON IN; HC

[4]	See footnote 1 above.

CUSIP NO. 36113E107	13G	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Equity Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,797,243 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%[5]
12.	TYPE OF REPORTING PERSON CO

[5]	See footnote 1 above.

CUSIP NO. 36113E107	13G	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Derivatives Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,797,243 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%[6]
12.	TYPE OF REPORTING PERSON BD; OO

[6]	See footnote 1 above.

CUSIP NO. 36113E107	13G	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Holdings I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,797,243 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%[7]
12.	TYPE OF REPORTING PERSON PN; HC

[7]	See footnote 1 above.

CUSIP NO. 36113E107	13G	Page 9 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Investment Group II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,797,243 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%[8]
12.	TYPE OF REPORTING PERSON OO; HC

[8]	See footnote 1 above.

CUSIP NO. 36113E107	13G	Page 10 of 14 Pages

Item 1(a) Name of Issuer:

Fushi Copperweld, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

1 Shuang Qiang Road
Jinzhou, Dalian
People's Republic of China 116100

Item 2(a) Name of Person Filing9

Item 2(b) Address of Principal Business Office

Item 2(c) Citizenship

Citadel Limited Partnership
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Illinois limited partnership

Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited liability company

Citadel Investment Group (Hong Kong) Limited
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Hong Kong limited company

Kenneth Griffin
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
U.S. Citizen

Citadel Equity Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited partnership

[9]
Citadel Holdings Ltd., a Cayman Islands company (“CH”), is majority owned by Citadel Kensington Global Strategies Fund Ltd., a Bermuda company (“CKGSF”). Citadel Equity Fund Ltd. (“CEF”) is a subsidiary of CH. CKGSF and CH do not have control over the voting or disposition of securities held by CEF. Citadel Derivatives Group LLC (“CDG”) is majority owned by Citadel Derivatives Group Investors LLC, a Delaware limited liability company (“CDGI”). CDGI does not have control over the voting or disposition of securities held by CDG.

CUSIP NO. 36113E107	13G	Page 11 of 14 Pages

Citadel Derivatives Group LLC
c/o Citadel Investment Group II, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited liability company

Citadel Holdings I LP
c/o Citadel Investment Group II, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited partnership

Citadel Investment Group II, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited partnership

2(d) Title of Class of Securities:

Common Stock, par value $0.006.

2(e) CUSIP Number: 36113E107

Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP NO. 36113E107	13G	Page 12 of 14 Pages

(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.     ☒

Item 4  Ownership:

CITADEL LIMITED PARTNERSHIP
CITADEL INVESTMENT GROUP, L.L.C.
CITADEL INVESTMENT GROUP (HONG KONG) LIMITED
KENNETH GRIFFIN
CITADEL EQUITY FUND LTD.
CITADEL DERIVATIVES GROUP LLC
CITADEL HOLDINGS I LP
CITADEL INVESTMENT GROUP II, L.L.C.

(a) Amount beneficially owned:

2,797,243 shares

(b) Percent of Class:

9.97%10

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

See Item 4(a) above.

(iii) sole power to dispose or to direct the disposition of:

0

(iv) shared power to dispose or to direct the disposition of:

See Item 4(a) above.

[10]	See footnote 1 above.

CUSIP NO. 36113E107	13G	Page 13 of 14 Pages

Item 5 Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 2 above.

Item 8 Identification and Classification of Members of the Group:

Not Applicable.

Item 9 Notice of Dissolution of Group:

Not Applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.

CUSIP NO. 36113E107	13G	Page 14 of 14 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 12th day of June, 2008.

KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact * CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL EQUITY FUND LTD. By: Citadel Limited Partnership, its Portfolio Manager By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C. its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP (HONG KONG) LIMITED By: Citadel Investment Group, L.L.C., its Sole Shareholder By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL DERIVATIVES GROUP LLC By: Citadel Limited Partnership, its Managing Member By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory